EXHIBIT 99.10

Press Release

Total Closes the Acquisition of Anadarko’s Shareholding

in Mozambique LNG

Paris, September 30, 2019 - Total announces the closing of the acquisition of Anadarko’s 26.5% operated interest in the Mozambique LNG project for a purchase price of $ 3.9 billion.

This closing comes after Total reached a binding agreement with Occidental on May 3, 2019, to acquire Anadarko’s assets in Africa (Mozambique, Algeria, Ghana and South Africa) and signed the subsequent Purchase and Sale Agreement on August 3, 2019. This first transaction follows receipt of all requisite approvals by the relevant authorities and partners.

"Mozambique LNG is one of a kind asset that perfectly fits with our strategy and expands our position in liquefied natural gas", said Patrick Pouyanné, Chairman & CEO of Total. "As the new operator, we are fully committed to the Mozambique LNG project and we will bring the best of our human, technical, marketing and financial capacities to further strengthen its execution. Total will of course work on the strong foundations established by the previous operator and its partners, in order to implement the project in the best interest of all those involved, including the government and the people of Mozambique."

Mozambique LNG is the country’s first onshore LNG development. The project includes the development of the Golfinho and Atum fields located within Offshore Area 1 and the construction of a two-trains liquefaction plant with a capacity of 12.9 million tonnes per year (Mt/y). The Area 1 contains more than 60 Tcf of gas resources, of which 18 Tcf will be developed with the first two trains. The Final Investment Decision (FID) on Mozambique LNG was announced on June 18, 2019, and the project is expected to come into production by 2024.

The Mozambique LNG project is largely derisked since almost 90% of the production is already sold through long-term contracts with key LNG buyers in Asia and in Europe. Additionally, the project is expected to have a domestic gas component for in-country consumption to help fuel future economic development.

Total operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Ltd. (20%), ONGC Videsh Ltd. (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

Closing operations are still ongoing in relation to Anadarko’s assets in the other countries (Algeria, Ghana, South Africa).

Total, 2nd Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall portfolio of around 40 Mt/y by 2020 and a worldwide market share of 10%. With 22 Mt of LNG sold in 2018, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia or Angola, the Group sells LNG in all markets.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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